APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

The Hungry Hummel LLC / Hazelnut Kitchen
Balance Sheet - unaudited
For the period ended 07/31/22

	Current Period
	31-Jul-22
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	-
Accounts Receivables	-
Inventory	-
Total Current Assets	-
Fixed Assets:	
Buildings	-
Furniture and Equipment	50,000.00
Computer Equipment	864.00
Less: Accumulated Depreciation	-
Total Fixed Assets	50,864.00
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	48,000.00
Total Other Assets	48,000.00
TOTAL ASSETS	$ 98,864.00
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-
Current Portion of Long-Term Debt	-
Total Current Liabilities	-
Long-Term Liabilities:	
Notes Payable	-

Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		98,864.00
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		98,864.00
TOTAL LIABILITIES & EQUITY	$	**98,864.00**
Balance Sheet Check		-

I, Matthew Hummel, certify that:

1. The financial statements of The Hungry Hummel LLC included in this Form are true and complete in all material respects; and
2. The tax return information of The Hungry Hummel LLC has not been included in this Form as The Hungry Hummel LLC was formed on 06/14/2022 and has not filed a tax return to date.

Signature   *Matthew Hummel*

Name: Matthew Hummel

Title: Chef Owner